                                                                        Ex. 99.3


August 10, 1998


Re:  Notice of Proxy Mailing:      Proposed Sale of the Owatonna/Glencoe
                                   Minnesota Cable Television System by Jones
                                   Cable Income Fund 1-A, Ltd.


Dear Registered Representative of clients in Jones Cable Income Fund 1-A, Ltd.:

Jones Cable Income Fund 1-A, Ltd. ("Fund 1-A") plans to sell its
Owatonna/Glencoe Minnesota system to an unaffiliated third party in the fourth quarter of 1998.

The proposed sale and the distribution of net sales proceeds are contingent upon the approval by the holders of a majority of Fund 1-A's limited partnership interests, as well as the consents of governmental authorities and other third parties. Enclosed for your information is a copy of the Fund 1-A Notice and Proxy Statement.
The proxy record date is July 31, 1998.
---------------------------------------

For taxable accounts, proxy materials are being sent directly to investors. For
--------------------                                                        ---
tax-exempt accounts (IRAs and other qualified plans), proxy materials are being
-------------------
sent according to the instructions of the Trustees-which are the registered owners of investors' interests in these plans. Some Trustees required us to send proxy materials directly to their clients, the beneficial owners, and to accept the investors' signatures as legally sufficient to count the votes without the Trustee's counter-signature. Other Trustees required us to mail their clients' proxy materials directly to the Trustees for their handing.

The proxy due date is September 15, 1998, but we hope to have all votes in as soon as possible.

If the proposed sale is consummated, limited partners in Fund 1-A are expected to receive approximately $662 for each $1,000 invested. Distributions will be net of Minnesota non-resident withholding tax, if applicable, on taxable and tax-exempt entities including IRAs and other qualified plans. This withholding requirement does not apply to residents of the State of Minnesota. Distribution checks will be issued according to the account registration or special payment of record.

After the closing of the sale Owatonna/Glencoe systems and the distribution of the net sales proceeds, including amounts, if any, remaining 90 days after the closing in an indemnity escrow account, the Partnership will be liquidated and dissolved, most likely in early 1999.


Proposed Sale                   Prior Cash Flow         Prior Sale              Anticipated
Owatonna/Glencoe MN System      Distributions           Milwaukie OR System     Total Return
--------------------------      -------------           -------------------     ------------
    $662 per $1000*             $1,023 per $1000        $530 per $1000          $2,215 per $1000**

*    Net of Minnesota non-resident withholding tax, if applicable
** Does not include amounts, if any, which may be distributed from the indemnity escrow account in early 1999.

Please review the enclosed list that shows registration and check information and estimated distributions prior to withholding, if applicable, for each of your clients Fund 1-A. If you find any discrepancies in this information or have questions, please contact our Investor Services Department as soon as possible.

Sincerely,

Jones Intercable, Inc.
The General Partner

Enclosures